

OFFERING MEMORANDUM

facilitated by



701 OPS INC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	701 OPS INC
State of Organization	ND
Date of Formation	08/28/2018
Entity Type	Corporation
Street Address	824 8th St S, Fargo ND, 58103
Website Address	https://brewrestaurants.com/

(B) Directors and Officers of the Company

Key Person		Chad Terstriep
Position with the Company	Title	Director of Finance and Merchandise
	First Year	2018
Other business experience (last three years)		• **President of Health Care Performance Group** 1.1.15 to current—Leads strategy and operations for a Health Care IT consulting company that employs 150 people

Key Person		Alexander Belquist
Position with the Company	Title	Director of Culinary Operations

First Year	2018
Other business experience (last three years)	**Co-owner and chef of Brew Ales and Eats** 2013-current - Responsible for menu development, pricing and operations of kitchen as corporate chef - Oversees strategy and operations of restaurant as co-owner **Co-owner and chef of Up North Pizza** 2017-current - Responsible for menu development, pricing and operations of kitchen as corporate chef - Oversees strategy and operations of restaurant as co-owner **Co-owner and chef at City Brew Hall** 9.1.18-current - Responsible for menu development, pricing and operations of kitchen as corporate chef - Oversees strategy and operations of restaurant as co-owner **Co-owner and chef at Brew Bird Fargo** 9.1.20-current - Responsible for menu development, pricing and operations of kitchen as corporate chef - Oversees strategy and operations of restaurant as co-owner

Key Person	Britt Belquist
Position with the Company Title First Year	Chief Operating Officer 2018

Other business experience
(last three years)
	• **Co-owner and Chief Operating Officer of Brew Ales and Eats** 2013-current
	
	    ○ Oversees the general operations and strategy
	
	• **Co-owner and Chief Operating Officer of Up North Pizza** 2016-current
	
	    ○ Oversees the general operations and strategy
	
	• **Co-owner and Chief Operating Officer of City Brew Hall** 2018-current
	
	    ○ Oversees the general operations and strategy
	
	• **Co-owner and Chief Operating Officer of Brew Bird Fargo** 9.1.20-current
	
	    ○ Oversees the general operations and strategy

Key Person	Shelby Terstriep
Position with the Company Title First Year	 President 2017
Other business experience (last three years)	**Co-Owner and Director of Sales and Events of City Brew Hall** 9.1.18 to current - Leads sales and event team for City Brew Hall. As co-owner assists with strategy and operations of restaurant and event center **Co-Owner of Brewbird Fargo** 9.1.20 to current - Assists with strategy and operations of restaurant and event center **Medical Oncologist** at Sanford Health 10.1.2007 to current - Physician specializing in the care for patients with cancer. Serves on board of directors at Sanford Health. Obtaining certification in Culinary Medicine.

Key Person	Eric Myhre
Position with the Company Title First Year	 Co-Owner 2018
Other business experience (last three years)	**Territory Manager at Unverferth Manufactoring 6.01 -current** - Oversees farm equipment sales

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Eric Myhre	33.33%

(D) The Company's Business and Business Plan

Our Story

Celebrate our heritages of the Midwest in a funky, cozy Nordic kitchen (Prairie Kitchen) and cabin (Camp Lonetree) and private event space (Dain Room). We can't wait for you to join the neighborhood party and try our spin on Midwest nostalgia.

- Opening Spring 2021
- Built in 1919 as Fargo's "Acme Dairy," 701 N University Dr has been home to multiple businesses over the course of nearly 100 years. The renovation has the cool factor of a historic building with the functionality of a new space with the addition.
- 2 restaurant concepts in 1 building. Prairie Kitchen: An all occasion restaurant with a woodfire grill and open kitchen serving breakfast, lunch and dinner. Camp Lonetree: Embracing all of our seasons, this rooftop will be open year round with Igloos, heaters, hot totties and mini-curling rink in the winter & open garage doors, campfire pit and sing-alongs in the summer!
- Kitty corner from newly renovated (grand opening April 20th 2021) Fargo Brewing Company which is not only a brewery but an outdoor concert venue and an event center. We can't wait to listen to the music on the rooftop and collaborate on community events together
- This location is a gateway to the bustling Fargo downtown and also 6 blocks from the largest University in North Dakota, NDSU

Our Mission

Brew restaurant's mission is to create a company that people can have a career in the culinary arts. We focus on creating a collaborative environment where ideas are shared and passions can grow. Our career pathways allow many opportunities to grow with the company in all areas of culinary arts and hospitality management. We continue to our grow employee health and wellness program as we believe healthy, happy employees lead to vibrant restaurants and great customer experiences.

- We believe in fostering a healthy work environment through offering health benefits, free counseling services and wellness programming (including free ski lift passes :)
- We are community cheerleaders. We believe in collaborating with local business and giving back to the community through charitable giving and community events that help provide food for those in need.
- We're throwing a neighborhood party and you're invited!

The Team

Alex Belquist, CEO and Director of Culinary Operations

While playing football at NDSU he worked at Labby's Bar and Grill and realized that the food industry was a perfect industry to combine his love for business and also his creativity. He likens the kitchen to the football field. . a high stress environment with the same adrenaline rush as being on the field in a big game. He attended Cordon Bleu Culinary School in Minneapolis but calls himself a "culinary school dropout" as he quickly learned his heart was in creating successful restaurants and menus that combines chef-driven with approachability rather than just cooking. He's a creative who dreams big and can out-karaoke anyone.

Britt Belquist, Chief Operating Officer

Britt has worked in numerous restaurants throughout the years and brings a wealth of knowledge on excellent customer service and restaurant operations. She is the culture keeper at Brew Restaurants and is constantly working on improving training, employee benefits and perks to help make Brew a company where people can have a career in the culinary arts.

Shelby Terstriep, Director of Events, Sales, and Marketing

Shelby grew up with a theater director mother doing events and selling ads since she was 9 year old. She is an oncologist (with an added specialty of Culinary Medicine--believing that food is medicine) by day and restaurant owner by night and has started and leads the sales and event team and marketing strategy.

Chad Terstriep, Director of Finance and Merchandise

Chad will be joining the team to lead new merchandising efforts as well as the finance department. He has an MBA in finance and currently is also the President of a Health Care IT company. He really likes beer and food but absolutely love spreadsheets!

Cassie Hahn, District Front of House Manager of Brew Restaurants

Cassie has risen the ranks with Brew Restaurants starting as bartender, then general manager and now leading the team of general managers of all Brew Restaurants. She is responsible for ensuring support and accountability of the management team at Brew locations as well as geeking out with the bartender over mixology.

Blake Minge, District Manager of Kitchen Operations

Blake was born in the restaurant industry, his father owned and operated several lakes-area restaurants and he was cooking as soon as he could reach the counter. When his father passed away unexpectedly, at 17 he took over management of the restaurant and grew a successful catering company. In August of 2020 he sold his business and joined the corporate team at Brew Restaurants leading the kitchen managers at each Brew site and growing the catering department.

Eric Myhre, Business Partner

> Eric has been in Corporate Agricultural sales for 20 years, working and traveling not only across the Midwest of the United States, but also works with clients worldwide. He grew up on a farm in central North Dakota which taught him how to raise animals, grow grains and how to cook and eat food from his Scandinavian descendants. Eric loves people and building long term relationships. Eric will continue to assist the team in growing corporate events and exploring future opportunities for 701.

Join the Party!

Brew Restaurants has a proven track record of creating unique and successful restaurant concepts in the midwest. We've created an opportunity to be part of Brew Restaurants new concept, 701 eateries. Everyone wants to own a restaurant! Restaurants are truly a creative business that are fun to be part of when you don't have to deal with the day to day issues and when they are doing well! This is your opportunity to invest with minimal risk through a revenue sharing note that has a guaranteed rate of return and you will also have exclusive access to cool foody events. We are throwing a neighborhood party and you're invited!

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$250,000
Offering Deadline	August 19, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating Capital	$120,000	$200,000
Space build out	$122,500	$770,000
Mainvest Compensation	$7,500	$30,000
TOTAL	$250,000	$1,000,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 6.0%[2]
Payment Deadline	2031-01-01
Maximum Payment Multiple	1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	.56%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 6.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$250,000	1.5%
$437,500	2.6%
$625,000	3.8%
$812,500	4.9%
$1,000,000	6.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	1200
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	5
How these securities differ from the revenue sharing notes being offered to investors	These Securities have voting rights Comparison: Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Eric Myhre	33.33%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Why become a Brew Restaurants Investor?

Brew Restaurants has a proven track record of creating unique and successful restaurant concepts in the Midwest. Our goal is to create a company that people can have a career in the culinary arts and by having happy and healthy staff we are able to create an amazing customer experience. While 2020 was not without its challenges, we pivoted and developed new serve lines, grew our team and even added health insurance for our staff. This is an opportunity to be part of Brew Restaurants newest concept called 701 eateries and create a vibrant successful restaurant together. We also can't wait for you to cash in on all your great foodie perks!!

Other Brew Restaurant Concepts:

Brew Ales and Eats established in 2013 in Perham, MN

City Brew Hall established in 2018 in Wahpeton, ND

Brewbird Fargo established in 2020 in Fargo, ND

Opening soon!

701 Eateries will be opening in April 2021 . Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,000,000	$3,150,000	$3,307,500	$3,472,875	$3,577,061
Cost of Goods Sold	$900,000	$945,000	$992,250	$1,041,862	$1,073,118
Gross Profit	$2,100,000	$2,205,000	$2,315,250	$2,431,013	$2,503,943
EXPENSES					
Rent	$38,000	$38,000	$38,000	$38,000	$38,000
Utilities	$5,000	$5,000	$5,000	$5,000	$5,000
Salaries	$900,000	$945,000	$992,250	$1,041,862	$1,073,118
Insurance	$2,500	$2,500	$2,500	$2,500	$2,500
Equipment Lease	$0	$0	$0	$0	$0
Opex	$854,500	$899,500	$946,750	$996,364	$1,027,619
Operating Profit	$300,000	$315,000	$330,750	$347,287	$357,706

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V